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                                                                    EXHIBIT 99.3

                         [BANCFIRST LOGO APPEARS HERE]

                                                                 August   , 1998
Dear Stockholder:

     You are cordially invited to attend the Special Meeting of Stockholders (the "BancFirst Special Meeting") of BancFirst Corporation, an Oklahoma corporation ("BancFirst"), to be held on September 24, 1998. The BancFirst Special Meeting will be held at The Westin Hotel, One N. Broadway, Oklahoma City, Oklahoma 73102, commencing at 9:00 a.m., local time.

     At the BancFirst Special Meeting, you will be asked to consider and vote upon a proposal to issue shares of common stock, par value $1.00 per share, of BancFirst (the "BancFirst Common Stock") to stockholders of AmQuest Financial Corp., an Oklahoma corporation ("AmQuest"), pursuant to the terms of a Merger Agreement dated May 6, 1998 (the "Merger Agreement"), by and between BancFirst and AmQuest, pursuant to which AmQuest will merge (the "Merger") with and into BancFirst.

     If the Merger is approved and consummated, each issued and outstanding share of common stock, par value $1.67 per share, of AmQuest will be converted into the right to receive .7917 shares of BancFirst Common Stock, subject to possible adjustment if the stockholders' equity of AmQuest is less than certain minimum levels specified in the Merger Agreement, in an exchange intended to be tax free except to the extent of any cash received in lieu of fractional shares or pursuant to the exercise of statutory dissenters' rights. Shares of BancFirst Common Stock outstanding immediately prior to the Merger will remain
outstanding after the consummation of the Merger.   A copy of the Merger
Agreement is attached to the Joint Proxy Statement/Prospectus as Appendix A.

     At the BancFirst Special Meeting, the stockholders of BancFirst will also be asked to approve a proposal to amend the Certificate of Incorporation of BancFirst to increase the number of shares of BancFirst Common Stock authorized to be issued by BancFirst, in order to have a sufficient number of shares of BancFirst Common Stock to effect the Merger and for other corporate purposes.

     Upon consummation of this transaction, BancFirst will be among the five largest banking organizations in the State of Oklahoma, with an extensive network of more than 70 retail offices and 70 ATMs throughout the state. Accordingly, we believe that the Merger enhances our ability to better serve the people and communities of our state.

     The Board of Directors of BancFirst has carefully considered the terms and conditions of the above-described proposals and believes them to be in the best interests of and fair to the stockholders of BancFirst. ACCORDINGLY, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MATTERS TO BE CONSIDERED AT THE BANCFIRST SPECIAL MEETING.

     Stockholders are urged to read carefully the accompanying Joint Proxy Statement/Prospectus which contains detailed information concerning the matters to be considered at the BancFirst Special Meeting.

     Your participation in the BancFirst Special Meeting, in person or by proxy, is important. Therefore, please mark, sign and date the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope. If you attend the BancFirst Special Meeting, you may vote in person if you wish, even if you have previously mailed in your proxy card.

                                         Sincerely,



                                         David E. Rainbolt,
                                         President and Chief Executive Officer